Exhibit 5.1

May 24, 2023

Crestwood Equity Partners LP

811 Main Street, Suite 3400

Houston, Texas 77002

Ladies and Gentlemen:

We have acted as counsel for Crestwood Equity Partners LP, a Delaware limited partnership (the “Partnership”), in connection with the Partnership’s registration under the Securities Act of 1933, as amended (the “Act”), of the offer and sale of an aggregate of up to 2,500,000 of the Partnership’s common units, which represent limited partnership interests (the “Units”), pursuant to the Partnership’s registration statement on Form S-8 (the “Registration Statement”) to be filed with the Securities and Exchange Commission on May 24, 2023, which Units may be issued from time to time in accordance with the terms of the Crestwood Equity Partners LP 2018 Long Term Incentive Plan (the “Plan”).

In reaching the opinions set forth herein, we have examined and are familiar with originals or copies, certified or otherwise identified to our satisfaction, of such documents and records of the Partnership and such statutes, regulations and other instruments as we deemed necessary or advisable for purposes of this opinion, including (i) the Registration Statement, (ii) certain resolutions adopted by the board of directors of the general partner of the Partnership, (iii) the Plan, and (iv) such other certificates, instruments, and documents as we have considered necessary for purposes of this opinion. As to any facts material to our opinions, we have made no independent investigation or verification of such facts and have relied, to the extent that we deem such reliance proper, upon certificates of public officials and officers or other representatives of the Partnership.

We have assumed (i) the legal capacity of all natural persons, (ii) the genuineness of all signatures, (iii) the authority of all persons signing all documents submitted to us on behalf of the parties to such documents, (iv) the authenticity of all documents submitted to us as originals, (v) the conformity to authentic original documents of all documents submitted to us as copies, (vi) that all information contained in all documents reviewed by us is true, correct and complete, and (vii) that the Units will be issued in accordance with the terms of the Plan.

Based on the foregoing and subject to the limitations set forth herein, and having due regard for the legal considerations we deem relevant, we are of the opinion that the Units have been duly authorized and, when the Units are issued by the Partnership in accordance with the terms of the Plan and the instruments executed pursuant to the Plan, as applicable, the Units will be validly issued, fully paid (to the extent required by the Partnership’s partnership agreement) and non-assessable, except as such nonassessability may be limited by Sections 17-303, 17-607 and 17-804 of the Delaware Revised Uniform Limited Partnership Act or within the Partnership’s partnership agreement.

Vinson & Elkins LLP Attorneys at Law Austin Dallas Dubai Houston London Los Angeles New York Richmond San Francisco Tokyo Washington	Trammell Crow Center, 2001 Ross Avenue, Suite 3900 Dallas, TX 75201-2975 Tel +1.214.220.7700 Fax +1.214.220.7716 velaw.com

Crestwood Equity Partners LP May 24, 2023 Page 2

This opinion is limited in all respects to the Delaware Revised Uniform Limited Partnership Act. We express no opinion as to any other law or any matter other than as expressly set forth above, and no opinion as to any other law or matter may be inferred or implied herefrom. The opinions expressed herein are rendered as of the date hereof and we expressly disclaim any obligation to update this letter or advise you of any change in any matter after the date hereof.

This opinion may be filed as an exhibit to the Registration Statement. In giving this consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Act.

Sincerely,

/s/ Vinson & Elkins L.L.P.
Vinson & Elkins L.L.P.